Exhibit 21

SUBSIDIARIES OF TETRALOGIC PHARMACEUTICALS CORPORATION

Subsidiary	Jurisdiction of Incorporation
TetraLogic Research and Development Corporation	Delaware
Shape Pharmaceuticals Pty Ltd.	Australia